September 19, 2017

Attn:  Loan Lauren P. Nguyen, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

 Emperor Paper Industries Ltd.

 Amendment No. 2 to Registration Statement on Form S-1

 Filed August 29, 2017

 File No. 333-21919

Ladies and Gentlemen:

Emperor Paper Industries, Ltd. (the “Emperor Paper” or the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 7, 2017, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we have amended our registration statement and respectfully submit the following responses:

1.

We note disclosure here that you will require $4,000,000 to continue operations for the next twelve months. As it appears that the maximum amount of proceeds to be raised in this offering will be $1,000,000, please revise to disclose the risk that you may not be able to obtain additional financing to continue operations for the next twelve months and clarify, if true, that you currently do not have any agreements or arrangements in place to obtain additional funds. Please also revise the disclosure under your “Use of Proceeds” section to clarify that the net offering proceeds will not sufficiently fund your capital needs to continue operations for the next twelve months or advise.

Response:  We anticipate that we will only need approximately $1,000,000 to continue operations for the next twelve months, and we have revised the risk factor to reference that amount and to include additional disclosure as instructed.

2.

Please indicate the nature of any position, office, or other material relationship, including familial relationships, which any of the selling security holders has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K. As an example only, Mr. Amit Ahluwalia and Mr. Rajan Ahluwalia, your Chief Executive Officer, appear to have a familial relationship.

Response:  We have added footnotes to the Selling Security Holder table to disclose that Mr. Amit Ahluwalia and Mrs. Heena Jolly are the children of Mr. Rajan Ahluwalia.  There are no other material relationships between the Selling Security Holders and us or our predecessors or affiliates.

We have also updated our registration statement to include interim financial statements as of and for the three months ending July 31, 2017.  Thank you for your assistance and review.

Sincerely,

Emperor Paper Industries, Ltd.

/s/ Rajan Ahluwalia Rajan Ahluwalia Chief Executive Officer